Exhibit 99.1

Jumia reports Second Quarter 2020 results

Significant progress on path to profitability

Operating loss decreased by 44% year-over-year

Gross profit after Fulfillment expense reached a record €6.0 million

Lagos, August 12, 2020 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the quarter ended June 30, 2020.

Results highlights

•	Usage growth
o	Annual Active Consumers reached 6.8 million, a year-over-year increase of 40%.
o	Orders reached 6.8 million, a year-over-year increase of 8%.
o	GMV was €228 million, a year-over-year decrease of 13% compared to GMV[1] in the second quarter of 2019.
•	Monetization development
o	Gross profit reached €23.3 million, a year-over-year increase of 38%.
•	Cost efficiency
o	Gross profit after Fulfillment expense reached a record €6.0 million, compared to a loss of €0.7 million in the second quarter of 2019.
o	Sales & Advertising expense was €7.2 million, the lowest absolute amount since 2017, and a year-over-year decrease of 51%. 12-month Sales & Advertising expense per Annual Active Consumer decreased by 38% from c. €10.8 in the second quarter of 2019 to €6.7 in the second quarter of 2020.
o	Adjusted EBITDA loss reached €32.9 million, decreasing by 26% on a year-over-year basis. Excluding a net expense of €3.6 million related to the class action settlement described below, Adjusted EBITDA loss would have been €29.3 million, decreasing by 34% on a year-over-year basis.
o	Operating loss was €37.6 million, a 44% decrease year-over-year.

1 Adjusted for perimeter changes: exit of Cameroon, Rwanda, Tanzania and the travel activities, as well as previously reported improper sales practices.

•	JumiaPay development
o	TPV reached an all-time high of €53.6 million, a year-over-year increase of 106%, more than doubling on-platform TPV penetration from 9.9% of GMV in the second quarter of 2019 to 23.5% of GMV in the second quarter of 2020.
o	JumiaPay Transactions reached 2.4 million, a year-over-year increase of 36%, representing 35.6% on-platform penetration in terms of Orders.

“We have made significant progress on our path to profitability in the second quarter of 2020, with Operating loss decreasing 44% year-over-year to €37.6 million. This was achieved thanks to an all-time high Gross Profit after Fulfillment expense of €6.0 million and record levels of marketing efficiency with Sales & Advertising expense decreasing by 51% year-over-year.”, commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia.

"We are navigating these uncertain times of COVID-19 pandemic with strong financial discipline and operational agility which positions us to emerge from this crisis stronger and even more relevant to our consumers, sellers and communities.”

SECOND QUARTER 2020 – SELECTED BUSINESS HIGHLIGHTS

Driving usage and monetization

●	During the second quarter of 2020, we celebrated the 8th Jumia Anniversary with a commercial campaign themed “Stronger Together” aimed at supporting our communities in these challenging times. Our focus was to offer the broadest possible range of relevant products at the best prices, in partnership with a number of high-profile brands who made marketing investments on the Jumia platform as part of the event. Participating brands included: L’Oreal, Unilever, Nestle, Coca-Cola, P&G, Reckitt Benckiser, Henkel, Samsung, Xiaomi, Nokia, Intel, HP, Philips and many more.

Generating cost efficiencies

●	During the second quarter of 2020, we continued implementing a number of cost efficiency initiatives, including on the logistics and fulfillment front.
o	Changed the volume pricing model from a price per successfully delivered package to a price per successful stop which led to a c. 8% reduction in cost per order for a given route. Our third-party logistics partners are now paid per successful stop at customer address, regardless of the number of packages included in the delivery.
o	Introduced a network of proximity warehouses (“mother-daughter” warehouse system) dedicated to essential products. This helps bring the assortment closer to customers, thereby reducing delivery time as well as last mile delivery costs.

Commitment to community

●	As a number of informal market sellers saw their livelihoods threatened by the onset of the COVID-19 crisis, Jumia partnered with the United Nations Development Programme (“UNDP”) to allow these sellers to reach consumers online. While the UNDP provided smartphones, airtime and data to selected market sellers, Jumia trained these sellers on the basics of selling online. This initiative was piloted in Uganda and brought onboard more than 1,000 sellers who are now able to offer fresh produce to consumers via the Jumia Food on-demand delivery app.

Litigation update

●	As previously disclosed, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us and other defendants, including current and former members of our supervisory and management boards. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, our initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to standard conditions including court approval. Under this agreement, in which the defendants do not admit any liability or wrongdoing, Jumia will make a settlement payment of $5 million, $1 million of which will be funded by insurance coverage.

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended				For the six months ended
	June 30,			YoY	June 30,			YoY
	2019		2020	Change	2019		2020	Change

Annual Active Consumers (mm)	4.8		6.8	40.1%	4.8		6.8	40.1%
Orders (mm)	6.2		6.8	8.4%	11.3		13.2	17.0%
GMV (€ mm)	263.1	(1)	228.3	(13.2)%	476.9	(1)	418.0	(12.4)%

(1) Adjusted for perimeter changes: exit of Cameroon, Rwanda, Tanzania and the travel activities and improper sales practices.

●	Annual Active Consumers reached 6.8 million in the second quarter of 2020, up 40% compared to the second quarter of 2019, Orders reached 6.8 million up 8%, while GMV was €228.3 million, down 13% on a year-over-year basis.
●	There were a number of drivers behind the usage performance during the quarter:
o	We decided to reduce our Sales & Advertising expense by 51% year-over-year in light of the macro uncertainty and to support our path to profitability, allowing us to drive usage with a high level of marketing efficiency.
o	The effects of the business mix rebalancing continued playing out during the second quarter of 2020, affecting GMV in particular. To support our path to profitability, we decreased promotional intensity and consumer incentives on lower consumer lifetime value business while increasing our focus on every-day product categories to drive consumer adoption and usage. In the second quarter of 2020, the sharpest year-over-year GMV contraction was registered in the phones category. The fastest growing categories in GMV terms were beauty & personal care, which includes hygiene products sold as part of the fight against COVID-19, alongside Fast Moving Consumers Goods (“FMCG”) and digital services which are every-day services such as airtime recharge or utility bills payments offered on our JumiaPay app. The strong momentum of essential, every-day categories on our platform speaks to the relevance of Jumia as part of the every-day life of consumers in Africa.
o	The COVID-19 pandemic continued to affect the business and its impact varied greatly from one country to the other:
◾	In Nigeria and South Africa, we faced significant disruption as a result of movement restriction. This disruption persisted during the early part of the second quarter of 2020, before gradually easing towards the later part of the quarter. Our food delivery business, Jumia Food, which was negatively impacted by restaurant shutdowns starting mid-March, resumed normal operations in late May / early June in most cities where we operate the service.

◾	Across the majority of our addressable market, we experienced no meaningful change in consumer behavior, aside from increased demand for essential and every-day products and reduced appetite for higher ticket size, discretionary purchases. The nature of lockdown measures put in place consisted mostly of localized restrictions of movement and partial curfews rather than nationwide lockdowns, with the former leading to less drastic changes in consumer lifestyles and behavior than all-encompassing, nationwide lockdowns. In selected countries, including in Morocco and Tunisia, where nationwide lockdowns were implemented, we experienced a surge in volumes starting mid-March with sustained momentum throughout the second quarter of 2020.
◾	Across all geographies, we have seen increased demand from brands and sellers to join and expand their business on our platform as the COVID-19 crisis further established e-commerce as an important route to market.

2.	JumiaPay KPIs

	For the three months ended			For the six months ended
	June 30,		YoY	June 30,		YoY
	2019	2020	Change	2019	2020	Change

TPV (€ million)	26.0	53.6	106.1%	46.7	89.0	90.7%
JumiaPay Transactions (million)	1.8	2.4	36.3%	3.1	4.7	53.6%

●	TPV accelerated by 106% from €26.0 million in the second quarter of 2019 to an all-time high of €53.6 million in the second quarter of 2020, surpassing the record set during the fourth quarter of 2019 of €45.6 million. On-platform penetration of JumiaPay as a percentage of GMV increased to 23.5% in the second quarter of 2020, more than twice the level of penetration in the second quarter of 2019 of 9.9%.
●	JumiaPay Transactions increased by 36% from 1.8 million in the second quarter of 2019 to 2.4 million in the second quarter of 2020, with triple digit growth of Transactions above €10, including prepaid purchases on the Jumia physical goods marketplace and Jumia Food platforms. Overall, 35.6% of Orders placed on the Jumia platform in the second quarter of 2020 were paid for using JumiaPay, compared to 28.3% in the second quarter of 2019.

SELECTED FINANCIAL INFORMATION

	For the three months ended			For the six months ended
	June 30,		YoY	June 30,		YoY
(€ million)	2019	2020	Change	2019	2020	Change

Revenue	38.8	34.9	(10.0)%	70.2	64.2	(8.6)%
Marketplace revenue	17.1	23.6	38.2%	32.8	42.7	30.4%
Commissions	5.4	9.0	68.0%	10.5	16.0	51.7%
Fulfillment	5.7	7.6	33.8%	10.7	14.1	31.7%
Marketing & Advertising	1.3	2.0	49.7%	2.2	3.2	43.4%
Value Added Services	4.7	4.9	6.0%	9.3	9.5	1.6%
First Party revenue	21.6	11.0	(49.1)%	37.1	20.9	(43.8)%
Platform revenue	38.7	34.6	(10.5)%	69.9	63.6	(9.0)%
Non-Platform revenue	0.1	0.3	149.9%	0.3	0.6	84.3%

Gross Profit	16.8	23.3	38.2%	32.1	41.7	29.8%

Fulfillment expense	(17.6)	(17.3)	(1.7)%	(32.8)	(33.2)	1.2%
Sales & Advertising expense	(14.9)	(7.2)	(51.4)%	(26.8)	(16.1)	(39.8)%
Technology and Content expense	(6.7)	(7.1)	5.4%	(12.6)	(14.2)	13.3%
General and Administrative expense ("G&A")	(44.9)	(31.1)	(30.8)%	(72.7)	(61.5)	(15.4)%
of which Share Based Compensation ("SBC")	(20.5)	(2.6)	(87.3)%	(24.8)	(8.6)	(65.5)%
G&A expense, excluding SBC	(24.4)	(28.5)	16.8%	(47.8)	(52.9)	10.6%
of which settlement expense		(4.5)	n.m		(4.5)	n.m

Adjusted EBITDA	(44.4)	(32.9)	(25.9)%	(83.8)	(68.5)	(18.3)%
of which net settlement expense		(3.6)	n.m		(3.6)	n.m

Operating loss	(66.7)	(37.6)	(43.6)%	(112.1)	(81.3)	(27.5)%

Revenue

●	Marketplace revenue reached €23.6 million in the second quarter of 2020, up 38% compared to the second quarter of 2019. This was mostly driven by an acceleration in Commissions and Marketing & Advertising revenue which increased by 68% and 50% year-over-year respectively. Commissions grew despite a decrease in GMV as a result of increased proportion in the mix of higher commission rate categories including fashion, beauty or FMCG. Marketing & Advertising continues to experience robust momentum as advertisers shift an increasing share of their spend from offline to online, favoring direct response formats.
●	First Party revenue decreased by 49% in the second quarter of 2020 compared to the second quarter of 2019. As our marketplace continues to gain depth, we are able to undertake fewer sales on a first party basis. Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total Revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales are largely eliminated at the Gross profit level.

Gross Profit

Gross profit increased by 38% to €23.3 million in the second quarter of 2020 from €16.8 million in the second quarter of 2019 as a result of the increase in Marketplace revenue

Fulfillment Expense

●	Fulfillment expense decreased by 2% in the second quarter of 2020 on a year-over-year basis while Orders increased by 8% over the same period. A number of operational improvements drove fulfillment expense efficiencies, including a change in the volume pricing model from a cost per package to a cost per stop as well as productivity enhancements in our fulfillment centers. Another contributing factor was a change in our mix of packages, with reduced proportion of cross-border packages and packages shipped outside primary cities.
●	During the second quarter of 2020, Gross profit after Fulfillment expense reached a record €6.0 million compared to a loss of €0.7 million in the second quarter of 2019, demonstrating continued unit economics improvement as we grow usage on our platform.

Sales & Advertising Expense

●	Sales & Advertising expense decreased by 51% from €14.9 million in the second quarter of 2019 to €7.2 million in the second quarter of 2020, its lowest level in more than 3 years. This is driving strong marketing efficiency with Sales & Advertising expense per Annual Active Consumer decreasing by 38%, from €10.8 per Annual Active Consumer in the second quarter of 2019 to €6.7 in the second quarter of 2020.
●	This development is partly attributable to continued enhancements to our performance marketing strategy across search and social media channels, notably through more granular segmentation of our target market with differentiated campaigns and content for each segment.

General and Administrative Expense

●	General & Administrative expense excluding SBC reached €28.5 million, up 17% on a year-over-year basis. The increase was due to a settlement provision of €4.5 million.
●	Excluding the settlement provision, General & Administrative expense excluding SBC would have reached €24.0 million, down 2% on a year-over-year basis, mostly attributable to the cost rationalization initiatives undertaken starting from the end of 2019.

Adjusted EBITDA

●	Adjusted EBITDA loss was €32.9 million in the second quarter of 2020, decreasing 26% on a year-over-year basis, demonstrating meaningful progress on our path to profitability.
●	Net settlement expense included in the Adjusted EBITDA amounted to €3.6 million and is calculated as a settlement provision of €4.5 million accounted for in G&A, net of insurance reimbursement of €0.9 million accounted for in Other Income. Excluding the net settlement expense of €3.6 million, Adjusted EBITDA loss would have been €29.3 million, decreasing by 34% on a year-over-year basis.

Operating loss

Operating loss was €37.6 million in the second quarter of 2020, decreasing 44% on a year-over-year basis, demonstrating meaningful progress on our path to profitability.

Cash Position

At the end of June 30, 2020, we had €174.3 million of cash on our balance sheet. During the second quarter of 2020, our cash utilization, which corresponds to the change in Cash & cash equivalents taking into account exchange rate effects, was €16.8 million, a 69% decrease year-over-year. Cash utilization during the second quarter of 2020 was supported by a working capital inflow of €13.0 million resulting mainly from a longer payables cycle and improved accounts receivable management.

GUIDANCE

The ongoing COVID-19 pandemic as well as the ensuing economic challenges result in substantial uncertainty concerning our business and financial outlook.

We expect the effects of the business mix rebalancing to continue to play out over the course of 2020. Any supply and logistics challenges that we may encounter as a result of the COVID-19 pandemic may further exacerbate such effects. As a result, we currently expect continued GMV softness over the course of 2020, with better Order and Annual Active Consumers growth, on a year-over-year basis.

We remain committed to reducing our Adjusted EBITDA loss in absolute terms in 2020 compared to 2019.

GOVERNANCE UPDATE

Effective as of August 12, 2020, Matthew Odgers has resigned from the Supervisory Board of the Company.  Jonathan D. Klein will take Mr. Odgers' place as chair of the Corporate Governance & Nominations Committee

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, August 12, 2020 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

Participant Dial in (Toll Free): 1-844-750-4870

Participant International Dial in: 1-412-317-6016

Canada Toll Free: 1-855-669-9657

UK Toll Free: 0800-279-9489

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of June 30, 2019 and 2020

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
In thousands of EUR	2019	2020	2019	2020
Revenue	38,800	34,939	70,217	64,191
Cost of revenue	21,954	11,667	38,130	22,527
Gross profit	16,846	23,272	32,087	41,663

Fulfillment expense	17,578	17,281	32,805	33,195
Sale and advertising expense	14,866	7,218	26,755	16,095
Technology and content expense	6,692	7,051	12,560	14,228
General and administrative expense	44,887	31,072	72,664	61,462
Other operating income	618	1,839	679	2,153
Other operating expense	91	59	131	153
Operating loss	(66,651)	(37,570)	(112,149)	(81,316)

Finance income	(85)	(705)	521	1,933
Finance costs	845	605	1,676	1,665
Loss before Income tax	(67,581)	(38,880)	(113,303)	(81,048)

Income tax expense	181	479	261	594
Loss for the period	(67,761)	(39,359)	(113,565)	(81,642)

Attributable to:
Equity holders of the Company	(67,674)	(39,306)	(113,411)	(81,523)
Non-controlling interests	(87)	(53)	(154)	(119)
Loss for the period	(67,761)	(39,359)	(113,565)	(81,642)

Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	1,366	19,749	(10,506)	29,852
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(1,444)	(19,782)	10,785	(30,489)
Other comprehensive income / (loss)	(78)	(33)	279	(637)
Total comprehensive loss for the period	(67,839)	(39,392)	(113,286)	(82,278)

Attributable to:
Equity holders of the Company	(67,753)	(39,339)	(113,133)	(82,157)
Non-controlling interests	(86)	(53)	(153)	(122)
Total comprehensive loss for the period	(67,839)	(39,392)	(113,286)	(82,278)

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2019 and June 30, 2020

	As of
	December 31,	June 30,
In thousands of EUR	2019	2020

Assets

Non-current assets
Property and equipment	17,434	16,931
Intangible assets	47	22
Deferred tax assets	109	102
Other non-current assets	1,508	1,392
Total Non-current assets	19,098	18,447

Current assets
Inventories	9,996	9,077
Trade and other receivables	16,936	11,436
Income tax receivables	725	793
Other taxes receivables	5,395	5,995
Prepaid expenses	12,593	7,684
Term deposits and other current assets	62,418	641
Cash and cash equivalents	170,021	174,326
Total Current assets	278,084	209,952
Total Assets	297,182	228,399

Equity and Liabilities

Equity
Share capital	156,816	159,400
Share premium	1,018,276	1,018,276
Other reserves	104,114	109,480
Accumulated losses	(1,096,134)	(1,178,043)
Equity attributable to the equity holders of the Company	183,072	109,113
Non-controlling interests	(498)	(614)
Total Equity	182,574	108,499

Liabilities
Non-current liabilities
Non-current borrowings	6,127	6,710
Provisions for liabilities and other charges – non-current	226	278
Deferred income – non-current	1,201	1,016
Total Non-current liabilities	7,554	8,004

Current liabilities
Current borrowings	3,056	3,056
Trade and other payables	56,438	49,965
Income tax payables	10,056	9,749
Other taxes payable	4,473	8,104
Provisions for liabilities and other charges	27,040	33,855
Deferred income	5,991	7,167
Total Current liabilities	107,054	111,896
Total Liabilities	114,608	119,900
Total Equity and Liabilities	297,182	228,399

(UNAUDITED)

Consolidated statement of cash flows as of June 30, 2019 and 2020

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
In thousands of EUR	2019(1)	2020	2019(1)	2020

Loss before Income tax	(67,581)	(38,880)	(113,303)	(81,048)

Depreciation and amortization of tangible and intangible assets	1,778	2,084	3,473	4,212
Impairment losses on loans, receivables and other assets	1,588	2,128	2,046	3,245
Impairment losses on obsolete inventories	149	162	353	397
Share-based payment expense	20,522	2,607	24,834	8,580
Net (gain)/loss from disposal of tangible and intangible assets	(169)	—	(165)	10
Net (gain)/loss from disposal of financial assets at amortized cost	—	—	6	—
Change in provision for other liabilities and charges	942	5,749	1,546	6,984
Interest (income)/expenses	(48)	219	195	152
Net unrealized foreign exchange (gain)/loss	961	1,439	887	69
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(5,090)	5,308	(12,435)	6,660
(Increase)/Decrease in inventories	(3,127)	(3)	(4,790)	(793)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	1,480	7,672	9,527	1,217
Income taxes paid	(1,073)	(481)	(1,126)	(947)
Net cash flows used in operating activities	(49,668)	(11,996)	(88,952)	(51,262)

Cash flows from investing activities
Purchase of property and equipment	(1,449)	(459)	(2,127)	(912)
Proceeds from disposal of property and equipment	8	1	8	3
Purchase of intangible assets	(1)	(9)	(1)	(9)
Proceeds from sale of intangible assets	219	—	219	—
Payment for acquisition of subsidiary, net of cash acquired	45	—	(2)	—
Interest received	488	37	488	127
Movement in other non-current assets	(237)	20	(177)	78
Movement in term deposits and other current assets	(62,715)	(211)	(62,715)	62,067
Net cash flows used in investing activities	(63,642)	(621)	(64,307)	61,354

Cash flows from financing activities
Proceeds from borrowings	(3)	—	—	—
Interest settled - financing	—	(27)	—	(47)
Repayment of lease interest	(444)	(384)	(767)	(662)
Repayment of lease liabilities	(558)	(1,244)	(1,336)	(2,528)
Equity transaction costs	(1,008)	(308)	(3,747)	(308)
Capital contributions	254,172	311	329,172	311
Net cash flows from financing activities	252,159	(1,652)	323,322	(3,234)
Net decrease/increase in cash and cash equivalents	138,849	(14,269)	170,063	6,858
Effect of exchange rate changes on cash and cash equivalents	318	(2,551)	698	(2,553)
Cash and cash equivalents at the beginning of the period	132,229	191,146	100,635	170,021
Cash and cash equivalents at the end of the period	271,396	174,326	271,396	174,326

(1) Reclassification of cash to investment in term deposits.

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Orders and GMV. We define Annual Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers is a useful indicator for adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the value transacted on our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services completed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV provides a useful indicator of the development, and adoption by consumers, of our payment services offerings.

JumiaPay Transactions corresponds to the total number of orders for products and service completed using JumiaPay, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of our payment services offerings for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the six months ended
	June 30,		June 30,
(€ million)	2019	2020	2019	2020

Loss for the period	(67.8)	(39.4)	(113.6)	(81.6)
Income tax expense	0.2	0.5	0.3	0.6
Net Finance costs / (income)	0.9	1.3	1.2	(0.3)
Depreciation and amortization	1.8	2.1	3.5	4.2
Share-based payment expense	20.5	2.6	24.8	8.6
Adjusted EBITDA	(44.4)	(32.9)	(83.8)	(68.5)

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